Filed by CNI Charter Funds
pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company: Managed Portfolio Series
Registration No. 333-177508

December 23, 2011

To the Shareholders of the CNI Charter CSC Small Cap Value Fund
(formerly the “RCB Small Cap Value Fund”):

We are proposing to reorganize the CNI Charter CSC Small Cap Value Fund (“the Fund”) into the CSC Small Cap Value Fund (the “Acquiring Fund”), a newly-created series of Managed Portfolio Series (“MPS”) that is designed to be substantially identical to the Fund from an investment perspective. Cove Street Capital, LLC (“Cove Street”) serves as the sub-adviser of the Fund and will serve as the adviser of the Acquiring Fund. If the reorganization is approved by shareholders, each shareholder of the Fund, except for Class N shareholders, will receive a number of full and fractional shares of the Acquiring Fund of the same share class as the class of Fund shares that the shareholder owned at the time of the reorganization (or an equivalent class) and representing a net asset value equivalent to that of the Fund shares that the shareholder owned at the time of the reorganization.  Class N shareholders will receive on a load-waived basis a number of full and fractional shares of the Acquiring Fund’s Investor Class representing a net asset value equivalent to that of the Fund’s Class N shares that the shareholder owned at the time of the reorganization.

What stays the same?

While the reorganization will bring about some changes, many of the current benefits of the Fund will stay the same, including the following:

•
Continuity of advisor. The Acquiring Fund will continue to be managed by Cove Street, a Los Angeles based investment advisor, and Cove Street’s founder and lead principal, Jeffrey Bronchick, CFA, will continue as the sole portfolio manager of the Acquiring Fund.

•
Same investment objectives and strategies. The Acquiring Fund will have the same investment objectives of long-term growth of capital and income through investment in smaller capitalization companies and use the same strategies to achieve this objective. The Acquiring Fund’s investment strategies are described in more detail in the Prospectus/Proxy Statement.

•
Continued commitment to shareholders. The Acquiring Fund remains committed to shareholders in terms of fund performance, communications and service. The Acquiring Fund will be a key focus of Cove Street and represent a material part of its assets.  Small cap investing is the primary focus of Cove Street and its principals retain a substantial personal investment in the Acquiring Fund.

2321 Rosecrans Avenue | Suite 3275 | El Segundo, CA  90245 | T 424-221-5897 | F 424-221-5888

Filed by CNI Charter Funds
pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company: Managed Portfolio Series
Registration No. 333-177508

•
Tax Free Reorganization. It is not expected that the Fund or its shareholders other than holders of Class N shares will recognize any gain or loss for federal income tax purposes as a result of the reorganization.  The holders of Class N shares of the Fund may recognize income or gain in the reorganization based on the current value of the right to make future purchases of Investor Class shares of the Acquiring Fund without paying a sales charge.  However, the value of that right is uncertain, difficult to determine and not likely to be significant.  The aggregate tax basis of the Acquiring Fund in the assets it receives in the reorganization will be the same as the aggregate tax basis of the Fund. The Acquiring Fund will retain its tax loss carry forward of $4.4 million as of October 31, 2011, increasing the likelihood that any future gains in the Acquiring Fund will be tax sheltered to that extent. See “Overview—Federal Income Tax Consequences” in the Prospectus/Proxy Statement for more details.

What changes?

The reorganization will also bring about some changes, including the following:

•
New fund administration team.  Cove Street believes that it, the Fund and its shareholders can benefit from the umbrella of MPS, a multiple series trust that shares a board of trustees and utilizes U.S. Bancorp Fund Services, LLC and affiliated companies to provide administration, fund accounting, transfer agency, distribution and custody services, and that MPS will be able to provide the Acquiring Fund with increased distribution support.

•	Different Board of Trustees. The Acquiring Fund will have a different board of trustees.
•
Changes in expense structure.  Cove Street is committed to the Fund’s shareholders and has contractually agreed to limit the Acquiring Fund’s annual total expenses to 1.69% of average net assets for Investor Class (in which Class R and Class N shareholders of the Fund will be invested after the reorganization) and 1.44% for Institutional Class.  Although these expense limitations for the Acquiring Fund will be 20 basis points higher than the expense limitations of the Fund, City National Asset Management, Inc., the current investment adviser of the Fund, has indicated that it wishes to resign as the Fund’s investment adviser, and if the Fund is not reorganized into a series of another fund complex, the Board of Trustees of CNI Charter Funds would likely liquidate the Fund.

Your vote is important!

After reviewing the proposal and considering various alternatives, the Board of Trustees of the Trust (the “Board”) unanimously agreed that it is in the best interests of the Fund shareholders

2321 Rosecrans Avenue | Suite 3275 | El Segundo, CA  90245 | T 424-221-5897 | F 424-221-5888

Filed by CNI Charter Funds
pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company: Managed Portfolio Series
Registration No. 333-177508

and voted to approve the reorganization, as more fully described in the accompanying Prospectus/Proxy Statement. The Board recommends that shareholders for “FOR” the reorganization. Now it is your turn to review the proposal and vote. We urge you to read the accompanying Prospectus/Proxy Statement, which contains important information about the proposed reorganization and the CSC Small Cap Value Fund.

A special meeting of the shareholders of the CNI Charter CSC Small Cap Value Fund will be held on January 17, 2012, at 10:00 a.m. Pacific time at the offices of CNI Charter Funds, 400 North Roxbury Drive, Beverly Hills, California 90210 to vote on the proposed reorganization. While you are, of course, welcome to join us at the Special Meeting, most shareholders will cast their votes by filling out and signing the enclosed Proxy Card or calling the voting toll-free line at 1-888-227-9349.

No matter how many shares you own, your timely vote is important. If you are unable to attend the meeting, please complete, sign, date and mail the enclosed proxy card promptly, in order to avoid the expense of additional mailings or having our proxy solicitor, The Altman Group, telephone you. If you have any questions regarding the Prospectus/Proxy Statement, please call us at 1-888-889-0799.

Thank you in advance for your participation in this important event.

Sincerely,

Jeffrey Bronchick
Chief Investment Officer
Shareholder | CSC Small Cap Value Fund